Exhibit 10.1

EXECUTION COPY

FOURTH AMENDMENT dated as of May 9, 2007 (this "<u>Agreement</u>"), to the Credit Agreement, dated as of May 9, 2005 (as amended by the First Amendment to Credit Agreement, dated as of October 21, 2005, the Second Amendment to Credit Agreement, dated as of December 28, 2005, and the Third Amendment to the Credit Agreement, dated as of April 3, 2006, and as the same may be further amended, supplemented or modified from time to time, the "<u>Credit Agreement</u>"), among KADANT INC. (the "<u>Borrower</u>"), the Foreign Subsidiary Borrowers from time to time parties thereto, the several Lenders from time to time parties thereto and JPMORGAN CHASE BANK, N.A., as Administrative Agent (the "<u>Administrative Agent</u>").

W I T N E S S E T H :

WHEREAS, the Borrower, certain Subsidiaries, the Lenders and the Administrative Agent are parties to the Credit Agreement;

WHEREAS, the Borrower has requested that the Credit Agreement be amended in the manner provided for in this Agreement;

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto hereby agree as follows:

1.   <u>Defined Terms</u>. Unless otherwise defined herein, terms which are defined in the Credit Agreement and used herein (and in the recitals and preamble hereto) as defined terms are so used as so defined.

2.   <u>Amendment to Section 7.6(c)</u>. The Credit Agreement is hereby amended by deleting Section 7.6(c) and substituting the following in lieu thereof:

(c) so long as no Default or Event of Default shall have occurred and be continuing, the Borrower may pay dividends and repurchase its Capital Stock; provided that at the time of the payment of such dividends or the making of such repurchase, and after giving effect thereto, the Borrower's ratio of Consolidated Total Debt on the date of such payment of dividends or making of such repurchase to Consolidated EBITDA for the most recent Reference Period ended prior to the date of such payment of dividends or the making of such repurchase and calculated as if such payment of dividends or making of such repurchase had occurred on the first day of such Reference Period, shall be less than 2.50 to 1.00; and

3.   <u>Amendment to Section 1.1</u>. The Credit Agreement is hereby amended by deleting the definition of "Foreign Subsidiary Borrowers" in Section 1.1 and substituting the following in lieu thereof:

"<u>Foreign Subsidiary Borrowers</u>": Each Foreign Subsidiary of the Borrower that becomes a party hereto pursuant to Section 5.3; <u>provided</u>, that the only Foreign Subsidiaries of the Borrower permitted to become parties hereto shall be Kadant U.K. Limited, Kadant Lamort SAS and Kadant Johnson Europe B.V.

4. Continuing Effect; No Other Amendments or Waivers. Except as expressly amended hereunder, all terms, conditions and provisions of the Loan Documents are and shall remain in full force and effect. The amendment provided for herein is limited to the amendment as specified in Sections 2 and 3 herein and shall not (a) constitute a consent, waiver, release or amendment of, or an indication of the Administrative Agent's or the Lenders' willingness to consent to any action requiring consent or release under any other provisions of the Loan Documents, (b) be construed as a consent, waiver, release or amendment of any subsequent breach of failure of the same term or condition and (c) be deemed to entitle the Borrower to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any Loan Document in similar or different circumstances.

5. Representations and Warranties. The Borrower hereby represents and warrants to the Administrative Agent and the Lenders that, as of the date hereof and after giving effect to giving effect to this Agreement:

(a) each of the representations and warranties made by any Loan Party in or pursuant to the Loan Documents shall be true and correct in all material respects on and as of the date hereof, except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such date;

(b) no Default or Event of Default has occurred and is continuing; and

(c) the execution, delivery and performance by the Borrower of this Agreement have been duly authorized by all necessary corporate and other action and does not and will not require any registration with, consent or approval of, notice to or action by, any person (including any Governmental Authority) in order to be effective and enforceable.

6. Conditions Precedent to Effectiveness. This Agreement shall become effective on the date on which the Administrative Agent shall have received counterparts hereof duly executed and delivered by the Borrower and the Required Lenders.

7. Expenses. The Borrower agrees to promptly pay and/or reimburse the Administrative Agent for its invoiced out-of-pocket expenses in connection with this Agreement (including the reasonable fees, charges and disbursements of Simpson Thacher & Bartlett LLP, counsel for the Administrative Agent).

8. Counterparts. This Agreement may be executed in any number of counterparts by the parties hereto (including by facsimile transmission or other electronic transmission (i.e. a "pdf" or "tif"), each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument.

9. GOVERNING LAW. THIS CONSENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the day and year first above written.

KADANT INC.,
As Borrower

By   /s/ Thomas M. O'Brien
Name: Thomas M. O'Brien
Title: Executive Vice President and Chief Financial Officer

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent and as a Lender

By   /s/ Peter M. Killea
Name: Peter M. Killea
Title: Vice President

[Signature Page to Fourth Amendment]

BANK OF CHINA, NEW YORK BRANCH,
as a Lender

By   /s/ William Smith
        Name: William Smith
        Title: Chief Lending Officer

[Signature Page to Fourth Amendment]

BARCLAYS BANK PLC,
as a Lender

By /s/ Vincent Muldoon
Name: Vincent Muldoon
Title: Director, North America, MCT

[Signature Page to Fourth Amendment]

CITIZENS BANK OF MASSACHUSETTS,
as a Lender

By /s/ Peter Kirkiris
Name: Peter Kirkiris
Title: Vice President

[Signature Page to Fourth Amendment]

LCL - LE CRÉDIT LYONNAIS,
as a Lender

By   /s/ Arnaud de Bantel
        Name: Arnaud de Bantel
        Title: Directeur

[Signature Page to Fourth Amendment]

NATIONAL CITY BANK,
as a Lender

By   /s/ Heather McIntyre
        Name: Heather McIntyre
        Title: Vice President

[Signature Page to Fourth Amendment]

U.S. BANK, N.A.,
as a Lender

By/s/ Eric Cosgrove
Name: Eric Cosgrove
Title: Assistant Vice President

[Signature Page to Fourth Amendment]